Rogers Wireless Reports Strong Second Quarter 2004 Results

Quarterly Revenue up 23.2%, Operating Profit Grows 35.9% and PP&E Expenditures
Decline 14.0%, While Postpaid Subscriber Net Additions Rise 16.6% and Postpaid
Subscriber Churn Falls to 1.76%

TORONTO (July 21, 2004) — Rogers Wireless Communications Inc. today announced its consolidated financial and operating results for the second quarter and six months ended June 30, 2004.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

Three Months Ended June 30,	2004	2003	% Change
Operating revenue (1)	655,920	532,462	23.2
Operating profit (2)	244,164	179,712	35.9
Net income	53,823	57,118	(5.8)
Earnings per share	0.38	0.40	(5.0)
Additions to property, plant and equipment (3)	84,992	98,793	(14.0)

Six Months Ended June 30,	2004	2003	% Change
Operating revenue (1)	1,248,761	1,029,580	21.3
Operating profit (2)	460,889	332,688	38.5
Net income	52,818	93,749	(43.7)
Earnings per share	0.37	0.66	(43.9)
Additions to property, plant and equipment (3)	215,879	176,486	22.3

1.	Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and classification of certain items as revenue or expense. See the “New Accounting Standards — Revenue Recognition” section for further details with respect to the impact of this reclassification. All periods presented above are prepared on a consistent basis.

2.	Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation to Net Income (Loss)” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP; and the “Key Performance Indicators and Non-GAAP Measures — Operating Profit” section.

3.	Additions to property, plant and equipment as stated on the accrual basis. See the “Key Performance Indicators and Non-GAAP Measures - Property, Plant and Equipment Expenditures” section.

Highlights of the second quarter of 2004 included the following:

•	Operating revenue increased 23.2% compared to the second quarter of 2003, with the largest revenue component, network revenue (which excludes equipment revenue), increasing 20.2% and operating profit increasing 35.9%. Operating profit margin as a percentage of network revenue rose by 480 basis points year-over-year to 41.2%, compared to 36.4% in the second quarter of 2003.

•	Average monthly revenue per postpaid voice and data subscriber (ARPU) was $59.20, an increase from the second quarter of 2003 of $2.42, or 4.3%, reflecting increased penetration of enhanced services and the continued growth of wireless data and roaming revenues.

Rogers Wireless Communications Inc.	1	Second Quarter 2004

•	Net additions of 88,300 postpaid voice and data subscribers were higher by 16.6% compared to the 75,700 net additions in the second quarter of 2003, reflecting higher levels of gross activations and reduced levels of churn.

•	Total prepaid subscribers declined by 5,700 reflecting the combination of our continued emphasis and focus on the higher-value postpaid segment of the market, selling prepaid handsets at higher price points and more price-competitive prepaid offerings in the market.

•	Average monthly postpaid churn declined to 1.76% from 1.84% in the second quarter of 2003 and average monthly prepaid churn declined to 3.15% from 3.53% in the second quarter of 2003.

•	Revenues from wireless data services grew approximately 114.4% year-over-year to $29.8 million from $13.9 million in the second quarter of 2003, which represented approximately 5.0% of network revenue compared to 2.8% in the second quarter of 2003.

•	Net income was $53.8 million in the quarter compared to net income of $57.1 million in the second quarter of 2003. This $3.3 million decrease in net income is primarily attributable to an unfavourable swing in foreign exchange due to a weakening Canadian dollar against the U.S. dollar, partially offset by year-over-year growth in operating income of $67.9 million.

•	We successfully completed the deployment of EDGE (Enhanced Data Rates for GSM Evolution) technology across our entire GSM/GPRS network and have introduced devices which enable subscribers to enjoy greatly increased wireless data speeds.

•	On April 28, we received notice from AT&T Wireless Services, Inc. (“AWE”) of their intent to explore options to monetize their 34% stake in Rogers Wireless. On May 20, 2004, the exclusive 21-day negotiation period (as defined under a August 1999 shareholder agreement between Rogers and AWE for the AWE stake) ended without an agreement on price and a 60 day period began during which AWE was permitted to attempt to sell its Rogers Wireless shares to third parties. On July 19, 2004, we announced that the disposition process had expired and that AT&T Wireless had not sold its Rogers Wireless stake. Future initiatives by AT&T Wireless to sell their 34% stake would require they restart the disposition process as outlined under the terms of the shareholders’ agreement between the companies.

“The strong financial and operating results we delivered for the first half of 2004 are directly attributable to our continued focus and commitment to a strategy of profitable growth,” said Nadir Mohamed, President and CEO of Rogers Wireless Communications Inc. “Our success has been clearly bolstered by the combination of our leading array of innovative wireless services built upon our world-class GSM/GPRS network platform, our targeted marketing and retention programs and our commitment to continually enhancing the service experience of our customers.”

Rogers Wireless Communications Inc.	2	Second Quarter 2004

ROGERS WIRELESS COMMUNICATIONS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SECOND QUARTER ENDED JUNE 30, 2004

In this Management’s Discussion and Analysis (MD&A) of operating results and financial position, the terms “we”, “us” and “our” refer to Rogers Wireless Communications Inc. and our wholly-owned subsidiaries Rogers Wireless Inc. and Rogers Wireless Alberta Inc.

This discussion should be read in conjunction with our 2003 Annual MD&A and 2003 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (GAAP). Please refer to Note 18 to our 2003 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (U.S.) GAAP.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements concerning the future performance of our business, our operations and our financial performance and condition. When used in this document, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements, whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the Risks and Uncertainties discussions in our 2003 Annual MD&A.

UPDATE TO RISKS AND UNCERTAINTIES

Over the past several years, certain countries in Europe and Asia have mandated wireless local number portability (LNP). Wireless LNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of wireless LNP systems and capabilities represents significant costs for the carriers in a country. In November 2003, as mandated by the Federal government, the U.S. wireless industry began the implementation of wireless LNP. There has been no regulatory mandate for the implementation of wireless LNP in Canada to date. The Canadian Radio-television and Telecommunications Commission (CRTC) recently stated that it intends to review the matter in its 2005/2006 planning period. If wireless LNP were to be mandated, this would require carriers, including us, to incur implementation costs that could be

Rogers Wireless Communications Inc.	3	Second Quarter 2004

significant and could cause an increase in churn among Canadian wireless carriers, including ourselves.

COMPANY OVERVIEW

We are a leading Canadian wireless communications service provider, serving more than 4.1 million customers at June 30, 2004, including over 3.9 million wireless voice and data subscribers and approximately 221,300 one-way messaging (paging) subscribers. We operate both a Global System for Mobile Communications/General Packet Radio Service (GSM/GPRS) network, with EDGE technology, and a seamless integrated Time Division Multiple Access (TDMA) and analog cellular network. The GSM/GPRS network provides coverage to approximately 93% of Canada’s population. Our seamless TDMA and analog network provides coverage to approximately 85% of the Canadian population in digital mode, and approximately 93% of the population in analog mode. We estimate that our 3.9 million wireless voice and data subscribers represent approximately 13.4% of the Canadian population residing in our coverage area.

Subscribers to our wireless services have access to these services throughout the U.S. through our roaming agreements with AWE and other U.S. wireless operators. Our subscribers also have wireless access internationally, in over 130 countries, including throughout Europe, Asia, and Latin America, through roaming agreements with other wireless providers.

COMPANY STRATEGY

As stated in our 2003 Annual MD&A, our overall business strategy is to achieve profitable growth within the Canadian wireless communications industry. The elements of this strategy are designed to maximize our cash flow and return on investment. We remain committed to this strategy, and we believe that the financial and operating results for the three and six months ended June 30, 2004, reflect continued progress in line with our stated strategies.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and described in our 2003 Annual MD&A. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and average monthly revenue per subscriber (ARPU);

•	Subscriber counts and subscriber churn;

•	Operating expenses and average monthly operating expense per subscriber; and

•	Sales and marketing costs per gross subscriber addition.

We also refer to three other non-GAAP measures that are used in the various financial tables and discussions throughout the MD&A. The related definitions and reconciliations to GAAP measures of these items are as follows:

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Operating Profit

Operating profit is defined as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), loss on repayment of long-term debt, the change in the fair value of derivative instruments and investment and other income (expense). Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results, and is often referred to within the industry either as earnings before interest, taxes, depreciation and amortization (EBITDA) or as operating income before depreciation and amortization (OIBDA). We believe this is an important measure as it allows us to assess our ongoing business without the impact of depreciation or amortization expenses as well as other non-operating factors. Operating profit is intended to indicate our ability to invest in property, plant and equipment (PP&E) and incur or service debt, and allows us to compare ourselves to competitors and peers that have different capital or organizational structures. This measure is not a defined term under GAAP.

Operating Profit Margin

We calculate operating profit margin by dividing operating profit by network revenue. Network revenue is used in the calculation because it better reflects our core business activity of providing wireless services. This measure is not a defined term under GAAP.

Property, Plant and Equipment (PP&E) Expenditures

PP&E expenditures included in the Consolidated Statements of Cash Flows comprise the additions to PP&E on a cash basis. The additions to PP&E based on the accrual basis represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing PP&E outlays, we believe that additions to PP&E on the accrual basis best reflects our cost of PP&E in a period, and provide a more accurate determination for purposes of period-to-period comparisons. Our discussion of additions to PP&E as found in the section titled “Property, Plant and Equipment Expenditures” is based on the accrual basis. This measure is not a defined term under GAAP.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

From time to time, we enter into agreements with our parent company, Rogers Communications Inc. (RCI), which is a 55.4% shareholder, and its subsidiaries, as well as with other related parties, which we believe are mutually advantageous to us and our affiliates. In addition, we have entered into a reciprocal roaming arrangement and other agreements related to the marketing and delivery of wireless services with AWE, which is a 34.0% shareholder.

Our arrangements with RCI include a management services agreement under which we receive a range of management services, including strategic planning, financial and information technology services. We also maintain contractual relationships with RCI involving other cost-sharing and services agreements.

We are also a party to agreements with Rogers Cable Inc. (“Rogers Cable”) and Rogers Media Inc. (“Rogers Media”). With Rogers Cable, we have agreed to provide sales and distribution services for certain of their products and services. Rogers Cable also distributes our products and services through Rogers Video stores. With Rogers Media, we purchase advertising on their radio and television stations and in their various magazines and publications.

Rogers Wireless Communications Inc.	5	Second Quarter 2004

We monitor our intercompany and related-party agreements to ensure that these agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. In addition, see the “Intercompany and Related-Party Transactions” section below for a summary of significant transactions for the three and six months ended June 30, 2004. See the “Intercompany and Related Party Transactions” section in the Annual 2003 MD&A for further details with respect to these arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is made with reference to our 2003 Annual Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amount of revenues and expenses during the period. These estimates are based on our historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of revenues, expenses, and carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We have identified the accounting policies and estimates outlined below as critical to our understanding of business operations and of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout this MD&A, and a detailed discussion of these critical accounting policies can be found in our 2003 Annual MD&A.

Our Audit Committee reviews our accounting policies and all quarterly and annual filings, and recommends adoption of our annual financial statements to our Board of Directors. For a detailed discussion on the application of these and other accounting policies and estimates, see our 2003 Annual MD&A and Note 2 to our 2003 Annual Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us in the six months ended June 30, 2004 follows in the “New Accounting Standards” section below.

Our critical accounting policies and estimates are as follows:

•	Revenue Recognition;

•	Allowance for Doubtful Accounts;

•	Subscriber Acquisition Costs;

•	Costs of Subscriber Retention;

•	Capitalization of Direct Labour and Overhead ;

•	Depreciation and Amortization Policies and Useful Lives;

•	Asset Impairment;

•	Contingencies; and

•	Related Party Transactions.

Significant changes to policies and estimates since December 31, 2003 are discussed below.

Rogers Wireless Communications Inc.	6	Second Quarter 2004

NEW ACCOUNTING STANDARDS

In the six months ended June 30, 2004, we have adopted the following new accounting standards:

GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (CICA) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and on appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

We have reviewed this new standard, and as a result have adopted a classified balance sheet presentation since we believe that the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within the Consolidated Statements of Cash Flows, we have reclassified the change in non-cash working capital items related to PP&E, to PP&E expenditures under investing activities. This change had the impact of increasing PP&E expenditures on the Statements of Cash Flows, compared to our previous method, by $8.4 million and decreasing PP&E expenditures by $15.5 million in the three months ended June 30, 2004 and June 30, 2003, respectively. For the six months ended June 30, 2004, PP&E expenditures on the Statements of Cash Flows decreased by $8.9 million and for the six months ended June 30, 2003, this change had the impact of increasing PP&E expenditures on the Statements of Cash Flows by $77.8 million. In all periods, the corresponding change was to non-cash working capital items within operating activities.

With the adoption of these two changes, which are further described in the Notes to the Consolidated Financial Statements, we believe that our accounting policies and financial statements comply with this new standard.

Accounting for Derivative Instruments

We predominantly use cross-currency interest rate exchange agreements (“swaps”) to manage the cash flow risks associated with the fluctuations in foreign exchange rates relating to our U.S. dollar-denominated debt. We do not enter into such swaps for speculative purposes.

Prior to January 1, 2004, we accounted for these swaps as hedges of the fluctuations in foreign exchange rates relating to approximately 65.4% of our U.S. dollar-denominated debt. Under hedge accounting, the foreign exchange gains and losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period were offset by the equal foreign exchange gains and losses relating to the swaps that were designated as hedges. Effective January 1, 2004, as required by GAAP, we adopted Accounting Guideline 13 (“AcG-13”) “Hedging Relationships”, which established new accounting standards for derivative instruments and hedging activities. Upon adoption of AcG-13 on January 1, 2004, we determined that our swaps did not meet all of the documentation and effectiveness criteria for

Rogers Wireless Communications Inc.	7	Second Quarter 2004

hedge accounting. Although these swaps did not meet the criteria under AcG-13 to be accounted for as hedges, they continued to meet their intended economic purpose to manage the fluctuations in foreign exchange rates. As a result, effective January 1, 2004, as required by AcG-13, we discontinued hedge accounting for our swaps and began to mark these swaps to market, which resulted in recording the fair value of the swaps on the Consolidated Balance Sheet and the change in the fair value of the swaps from period-to-period in the Consolidated Statements of Income. This change in accounting resulted in a transitional liability of $16.1 million being recorded on January 1, 2004, representing the difference between the fair value and the carrying value of the swaps on January 1, 2004. This transitional liability is being amortized to income over the remaining life of the related debt. In addition, the implementation of AcG-13 resulted in the recording of the unrealized foreign exchange gain or loss on translation of the U.S. dollar-denominated debt from January 1, 2004 that was previously hedged as a component of the foreign exchange gain (loss) in the Consolidated Statements of Income.

During the six months ended June 30, 2004, the accounting for swaps on a marked-to-market basis resulted in the recognition in the Consolidated Statements of Income of an unrealized loss relating to the change in the fair value of the swaps of $3.8 million, the amortization of the transitional amount of $0.4 million and the recognition of a loss relating to the unrealized foreign exchange on the debt previously hedged of $32.4 million.

During the three months ended March 31, 2004, we completed certain re-financing transactions of our long-term debt, which also included unwinding certain of our swaps, and entering into new swaps to economically hedge the foreign currency risk associated with the refinanced debt. These refinancing transactions caused us to re-evaluate the accounting for our swaps under AcG-13. During the second quarter of 2004, we undertook all of the steps necessary to meet the documentation and effectiveness criteria for hedge accounting for 95.3% of our swaps. Accordingly, effective July 1, 2004, we designated US$1,240.0 million notional amount of our swaps as hedges against fluctuations in foreign exchange on US$1,240.0 million of U.S. dollar-denominated debt and have applied hedge accounting for these swaps from that date. A transitional liability arising on the change from marked-to-market accounting to hedge accounting relating to these swaps of $53.9 million is being amortized to income over the shorter of the remaining life of the debt and the term of the swaps. Subsequent to July 1, 2004, there are US$61.83 million notional amount of swaps which will continue to be accounted for on a marked-to-market basis. In addition to the impact of no longer marking the swaps that had been designated as hedges for accounting purposes to market, the impact of this change will be to reduce amortization expense by $2.0 million for the remainder of 2004.

We have chosen to apply hedge accounting under the new accounting rules effective July 1, 2004 to 95.3% of our swaps because we believe that hedge accounting more closely reflects the economic results of our policy of managing the risks inherent with the fluctuations in foreign exchange rates on our U.S. dollar-denominated debt. In addition, the application of hedge accounting does not result in the recording in income of unrealized gains and losses on translation of the U.S. dollar-denominated debt that is economically hedged by the existence of swaps nor does hedge accounting result in the recognition in income of unrealized gains and losses relating to the change in the fair values of the swaps. Both of these accounting results

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would otherwise be required to be recorded in income and thereby increase volatility in our earnings, under marked-to-market accounting for swaps. Had we applied hedge accounting for the six months ended June 30, 2004, our net income would have been increased by $35.9 million.

Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires us to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, we determined the fair value of options granted to employees since January 1, 2002 using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $2.3 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in our contributed surplus. For the three and six months ended June 30, 2004, stock-based compensation expense was $0.9 million and $2.1 million, respectively.

Revenue Recognition

Effective January 1, 2004, we adopted new Canadian accounting standards, including CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and classification of revenue and expenses have been made:

•	Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue;

•	Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, and as a reduction to operating, general and administrative expense in the case of an existing subscriber;

•	Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as a sales expense in the case of a new subscriber and as an operating, general and administrative expense in the case of an existing subscriber. Costs for equipment provided under retention programs to existing subscribers are now recorded as a cost of equipment sales. Previously, these amounts were recorded as an operating, general and administrative expense;

•	Certain other recoveries from subscribers related to collections activities are now classified as network revenue. Previously, these amounts were recorded as a recovery of operating, general and administrative expenses.

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The effect of this adoption on our financial results and on our key performance indicators is as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
	2004		2003		2004		2003
	After	Prior to	After	Prior to	After	Prior to	After	Prior To
(In millions of dollars, except per subscriber statistics)	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Network revenue	$592.8	$594.1	$493.2	$495.4	$1,136.8	$1,140.5	$954.6	$958.4
Equipment sales	63.2	68.8	39.3	52.5	112.0	121.8	75.0	99.4

	$656.0	$662.9	$532.5	$547.9	$1,248.8	$1,262.3	$1,029.6	$1,057.8

Cost of equipment sales	$114.7	$68.4	$83.8	$54.0	$205.9	$120.3	$157.4	$102.4
Sales and marketing expenses	90.2	127.8	82.1	115.9	176.8	246.6	164.9	228.8
Operating, general and administrative expenses	203.9	219.5	184.1	195.4	399.3	428.6	368.9	388.2

Operating profit	$244.2	$244.2	$179.7	$179.7	$460.9	$460.9	$332.7	$332.7

Postpaid ARPU	$59.20	$59.34	$56.78	$57.05	$57.49	$57.69	$55.56	$55.80
Average monthly operating expense per subscriber before sales and marketing costs	$18.46	$18.04	$18.00	$17.61	$18.14	$17.74	$17.94	$17.55
Sales and marketing costs per gross addition	$372	$392	$363	$385	$367	$388	$383	$405

These changes in accounting classification had no effect on the amounts of reported operating profit, net income, or earnings per share. All prior period amounts, including key performance indicators, have been conformed to reflect these changes in classification.

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SUMMARY CONSOLIDATED FINANCIAL RESULTS

For the Second Quarter Ended June 30, 2004

For purposes of this discussion, our revenue has been classified according to the following categories:

•	Postpaid voice and data revenues generated principally from:

–	Monthly fees;

–	Airtime and long-distance charges;

–	Optional service charges;

–	System access fees; and

–	Roaming charges.

•	Prepaid revenues generated principally from the advance sale of airtime, usage, and charges for long-distance and text messaging;

•	One-way messaging (paging) revenues generated from monthly fees and usage charges; and

•	Equipment revenues generated from the sale of hardware and accessories to independent dealers, agents and retailers, and directly to new and existing subscribers through direct fulfillment by our customer service groups, our Rogers.com e-business Web site, and telesales. Equipment revenue includes activation fees. Equipment subsidies and other incentives related to the activation of new subscribers or the retention of existing subscribers are recorded as a reduction to equipment revenue.

Operating expenses are segregated into four categories for assessing business performance:

•	Cost of equipment sales;

•	Sales and marketing expenses, which represent costs to acquire new subscribers (other than those related to equipment), such as advertising, commissions paid to third parties for new activations, and remuneration and benefits to sales and marketing employees, as well as direct overheads related to these activities;

•	Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and to service existing subscriber relationships, including retention costs (other than those related to equipment) and inter-carrier payments to roaming partners and long-distance carriers, and the CRTC contribution levy; and

•	Management fees paid to RCI.

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Summarized Consolidated Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except per share amounts)	2004	2003	% Chg	2004	2003	% Chg
Operating revenue (1)
Postpaid (voice and data)	$560.8	$464.7	20.7	$1,073.9	$897.5	19.7
Prepaid	25.7	21.7	18.4	50.2	42.8	17.3
One-way messaging	6.3	6.9	(8.7)	12.7	14.3	(11.2)

Network revenue	592.8	493.3	20.2	1,136.8	954.6	19.1
Equipment revenue	63.2	39.3	60.8	112.0	75.0	49.3

Total operating revenue	656.0	532.6	23.2	1,248.8	1,029.6	21.3
Operating expenses (1)
Cost of equipment sales	114.7	83.8	36.9	205.9	157.4	30.8
Sales and marketing expenses	90.2	82.1	9.9	176.8	164.9	7.2
Operating, general and administrative expenses	203.9	184.1	10.8	399.3	368.9	8.2
Management fees	2.9	2.9	—	5.8	5.7	1.8

Total operating expenses	411.7	352.9	16.7	787.8	696.9	13.0
Operating profit(2)	244.3	179.7	35.9	461.0	332.7	38.6
Depreciation and amortization	122.0	125.3	(2.6)	238.5	244.4	(2.4)

Operating income	122.3	54.4	124.8	222.5	88.3	152.0
Interest expense on long-term debt	(49.4)	(49.6)	(0.4)	(104.8)	(97.6)	7.4
Foreign exchange gain (loss)	(32.8)	53.5	—	(57.2)	105.8	—
Change in the fair value of derivative instruments	15.1	—	—	(3.8)	—	—
Loss on repayment of long-term debt	—	—	—	(2.3)	—	—
Investment and other income	—	0.2	—	1.1	—	—
Income tax expense	(1.4)	(1.4)	—	(2.7)	(2.8)	(3.6)

Net income	$53.8	$57.1	(5.8)	$52.8	$93.7	(43.6)

Earnings per share -
Basic	$0.38	$0.40	(5.0)	$0.37	$0.66	(43.9)
Diluted	0.37	0.40	(7.5)	0.37	0.66	(43.9)
Additions to property, plant and equipment (3)	$85.0	$98.8	(14.0)	$215.9	$176.5	22.3
Operating profit margin as % of network revenue (4)	41.2%	36.4%		40.6%	34.9%

(1)	As reclassified — see the “New Accounting Standards — Revenue Recognition” section.

(2)	As defined — see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

(3)	As defined — see the “Key Performance Indicators and Non-GAAP Measures - Property, Plant and Equipment Expenditures” section.

(4)	As defined — see the “Key Performance Indicators and Non-GAAP Measures — Operating Profit Margin” section and as calculated below.

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions of dollars)	2004	2003	2004	2003
Operating profit	$244.3	$179.7	$461.0	$332.7
Divided by network revenue	$592.8	$493.3	$1,136.8	$954.6
Operating profit margin	41.2%	36.4%	40.6%	34.9%

Rogers Wireless Communications Inc.	12	Second Quarter 2004

Wireless Network Revenue and Subscribers

	Three Months Ended June 30, 2004				Six Months Ended June 30, 2004
(Subscriber statistics in thousands, except ARPU, churn and usage)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg
Postpaid (Voice and Data)
Gross additions	254.6	225.5	29.1	12.9	495.9	430.8	65.1	15.1
Net additions	88.3	75.7	12.6	16.6	171.5	136.9	34.6	25.3
Total subscribers					3,201.1	2,766.3	434.8	15.7
ARPU ($) (1)	59.20	56.78	2.42	4.3	57.49	55.56	1.93	3.5
Average monthly usage (minutes)	404	374	30	8.0	383	353	30	8.5
Churn (%)	1.76	1.84	(0.08)	(4.3)	1.74	1.83	(0.09)	(4.9)
Prepaid
Gross additions	62.9	67.8	(4.9)	(7.2)	119.2	116.6	2.6	2.2
Net losses	(5.7)	(11.5)	5.8	—	(35.1)	(22.5)	(12.6)	—
Adjustment to subscriber base (2)					—	(20.9)	20.9	(100.0)
Total subscribers					724.7	735.3	(10.6)	(1.4)
ARPU ($)	11.76	9.77	1.99	20.4	11.34	9.40	1.94	20.6
Churn (%)	3.15	3.53	(0.38)	(10.8)	3.48	3.04	0.44	14.5
Total — Postpaid and Prepaid
Gross additions	317.5	293.3	24.2	8.3	615.1	547.4	67.7	12.4
Net additions	82.6	64.2	18.4	28.7	136.4	114.4	22.0	19.2
Adjustment to subscriber base (2)					—	(20.9)	20.9	(100.0)
Total subscribers					3,925.8	3,501.6	424.2	12.1
ARPU (blended) ($)(1)	50.33	46.74	3.59	7.7	48.65	45.41	3.24	7.1
One-Way Messaging
Gross additions	7.7	12.0	(4.3)	(35.8)	15.8	25.2	(9.4)	(37.3)
Net losses	(10.0)	(15.9)	5.9	—	(20.0)	(29.1)	9.1	—
Total subscribers					221.3	273.2	(51.9)	(19.0)
ARPU ($)	9.26	8.13	1.13	13.9	9.13	8.26	0.87	10.5
Churn (%)	2.59	3.26	(0.67)	(20.6)	2.56	3.11	(0.55)	(17.7)

(1)	As reclassified — see the “New Accounting Standards — Revenue Recognition” section.

(2)	Our policy is to treat prepaid subscribers with no usage for a six month period as a reduction of the prepaid subscriber base. In 2003, as part of a review of prepaid subscriber usage, we determined that a number of subscribers who only had non-revenue usage (e.g. calls to customer service) were being included in the prepaid subscriber base. We determined that these subscribers should not have been included in the prepaid subscriber base and, as such, made an adjustment to the second quarter of 2003 opening prepaid subscriber base.

Wireless Network Revenue

Wireless network revenue of $592.8 million accounted for 90.4% of our total revenues in the three months ended June 30, 2004, and increased 20.2% from the corresponding period in 2003. This growth reflects the 12.1% increase in the number of wireless voice and data subscribers from June 30, 2003 combined with a 7.7% period-over-period increase in blended postpaid and prepaid ARPU.

Postpaid voice and data gross subscriber additions in the three months ended June 30, 2004 represented 80.2% of total gross activations and more than 100% of our total net additions. We have continued our strategy of targeting higher-value postpaid subscribers and selling prepaid handsets at higher price points, which has contributed significantly to the mix of postpaid versus prepaid subscribers.

The 4.3% increase in average monthly revenue per postpaid voice and data subscribers in the three months ended June 30, 2004, compared to the corresponding period in 2003, reflects the increase in out of bucket airtime usage and the continued growth of wireless data and roaming revenues. With the continued increase in the portion of our customer base using GSM handsets, we have experienced significant increases in roaming revenues from our subscribers traveling outside of Canada, as well as strong growth in revenues from visitors to Canada utilizing our network. The growth in data revenues, from $13.9 million for the three months

Rogers Wireless Communications Inc.	13	Second Quarter 2004

ended June 30, 2003 to $29.8 million for the three months ended June 30, 2004, represented approximately 59.9% of the $2.42 increase in postpaid ARPU.

The continuing trend of lower postpaid voice and data subscriber churn, as reflected in the 1.76% rate in the three months ended June 30, 2004 versus 1.84% in the second quarter of 2003, is directly related to our strategy of acquiring higher-value customers on longer term contracts and to an enhanced focus on customer retention. Although the trend in churn was favourable, we did experience higher levels of churn with respect to customers being deactivated for non-payment of their account compared to the prior year.

Prepaid ARPU increased to $11.76 in the second quarter of 2004, compared to $9.77 in 2003, as a result of changes to prices introduced in 2003 together with higher usage per subscriber. The higher prepaid ARPU also reflects increased use of text messaging by prepaid subscribers.

While our focus continues to be on postpaid voice and data subscribers, we are encouraged with the decline in prepaid churn to 3.15% for the three months ended June 30, 2004 from the rate of 3.53% experienced in the same period of 2003. With no handset subsidies and minimal sales and marketing costs associated with our prepaid offerings, our focus with respect to prepaid is on increasing usage and generating profitable yields per minute of use.

One-way messaging (or paging) subscriber churn has declined year-over-year to 2.59%, while one-way messaging ARPU has increased by 13.9%, reflecting pricing changes implemented in earlier periods. With 221,300 paging subscribers, we continue to view paging as a profitable but mature business segment, and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Revenue

In the three months ended June 30, 2004, revenue from wireless voice, data and messaging equipment sales, including activation fees and net of equipment subsidies, was $63.2 million, up $23.9 million, or 60.8%, from the corresponding period in 2003. The increase in equipment revenue reflects the higher price of more sophisticated handsets and devices combined with the significantly higher volume of postpaid voice and data gross subscriber additions. These factors represented approximately 70% of the increase, with the remainder of the increase attributable to retention programs.

Rogers Wireless Communications Inc.	14	Second Quarter 2004

Wireless Operating Expenses

	Three Months Ended June 30,				Six Months Ended June 30,
(In millions of dollars, except per subscriber statistics)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg
Operating expenses(1)
Cost of equipment sales	$114.7	$83.8	$30.9	36.9	$205.9	$157.4	$48.5	30.8
Sales and marketing expenses	90.2	82.1	8.1	9.9	176.8	164.9	11.9	7.2
Operating, general and administrative expenses	203.9	184.1	19.8	10.8	399.3	368.9	30.4	8.2
Management fees	2.9	2.9	—	—	5.8	5.7	0.1	1.8

Total operating expenses	$411.7	$352.9	$58.8	16.7	$787.8	$696.9	$90.9	13.0

Average monthly operating expense per subscriber before sales, marketing and equipment margin (1)	$18.46	$18.00	$0.46	2.6	$18.14	$17.94	$0.20	1.1
Sales and marketing costs per gross subscriber addition (including equipment margin) (1)	$372	$363	$9	2.5	$367	$383	$(16)	(4.2)

(1) As reclassified — see the “New Accounting Standards — Revenue Recognition” section.

Cost of equipment sales increased by approximately $30.9 million as a result of increased activations of new subscribers, which contributed approximately half of the increase, as well as increased handset upgrade activity associated with our retention programs. Both the new subscriber acquisition and retention programs were influenced by the trend to higher-priced feature-rich colour phones and data devices.

The 9.9% year-over-year increase in total sales and marketing expenses is due to higher variable acquisition costs associated with the 12.9% year-over-year increase in the number of postpaid voice and data gross additions in the three months ended June 30, 2004 as compared to the corresponding period in 2003. Variable sales and marketing expenses increased in line with our strategy of offering customers incentives to sign onto longer term service contracts. Fixed sales and marketing costs, such as advertising and overhead costs, increased modestly in the three months ended June 30, 2004, as compared to June 30, 2003, largely due to increased advertising costs, $1.4 million of which were associated with the continued promotion of the new “Rogers Wireless” brand. Sales and marketing costs per gross addition were $372, an increase of $9, or 2.5%, from $363 in the corresponding period in 2003.

The year-over-year increase in operating, general and administrative expenses of $19.8 million, or 10.8%, as compared to the corresponding period in 2003 is primarily attributable to higher collection costs, increases in retention spending and growth in network operating expenses, offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions. Retention spending includes the cost of our customer loyalty and renewal programs, as well as residual payments to our agents and distributors for ongoing service for certain of our existing customers. We are continually focused on operating efficiencies and cost-reduction programs, which have served to offset the growth in costs associated with the growth in our subscriber base, allowing operating profit margins to expand.

The 2.6% year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses, to $18.46 in the second quarter of 2004 reflects the increased spending on retention activities and the impact of increases in operating, general and administrative expenses. Retention spending both on an absolute and per subscriber basis is expected to increase as the wireless market penetration in Canada increases.

Rogers Wireless Communications Inc.	15	Second Quarter 2004

Wireless Operating Profit

Revenue increased at a faster rate than expenses, resulting in operating profit growth of $64.6 million, or 35.9%, to $244.3 million in the three months ended June 30, 2004 from $179.7 million in the second quarter of 2003. Quarterly operating profit as a percentage of network revenue, or operating profit margin, improved in 2004 to 41.2% from 36.4% in the second quarter of 2003 due to the strength of the network revenue growth.

Reconciliation of Operating Profit to Net Income

Taking into account the other income and expense items below operating profit, net income was $53.8 million in the three-month period ended June 30, 2004, compared to $57.1 million in 2003. The year-over-year reduction in net income of $3.3 million was primarily a result of accounting losses related to foreign exchange fluctuations and the change in the fair value of derivative instruments, which are discussed further below, offset by the increase in operating profit of $64.6 million. The items required to reconcile operating profit to operating income and net income as defined under Canadian GAAP are as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
(In millions of dollars)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg
Operating profit (1)	$244.3	$179.7	$64.6	35.9	$461.0	$332.7	$128.3	38.6
Depreciation and amortization	(122.0)	(125.3)	3.3	(2.6)	(238.5)	(244.4)	5.9	(2.4)

Operating income	122.3	54.4	67.9	124.8	222.5	88.3	134.2	152.0
Interest expense on long-term debt	(49.4)	(49.6)	0.2	(0.4)	(104.8)	(97.6)	(7.2)	7.4
Foreign exchange gain (loss)	(32.8)	53.5	(86.3)	—	(57.2)	105.8	(163.0)	—
Change in the fair value of derivative instruments	15.1	—	15.1	—	(3.8)	—	(3.8)	—
Loss on repayment of long-term debt	—	—	—	—	(2.3)	—	(2.3)	—
Investment and other income	—	0.2	(0.2)	—	1.1	—	1.1	—
Income taxes	(1.4)	(1.4)	—	—	(2.7)	(2.8)	0.1	(3.6)

Net income	$53.8	$57.1	$(3.3)	(5.8)	$52.8	$93.7	$(40.9)	(43.6)

(1)	As previously defined. See the “Key Performance Indicators and non-GAAP Measures — Operating Profit Margin” section.

Depreciation and Amortization Expense

Depreciation and amortization expense was $3.3 million lower in the three months ended June 30, 2004 as compared to the corresponding period in 2003 due to lower PP&E expenditure levels over the last several periods.

Operating Income

Operating income, as defined under Canadian GAAP, increased to $122.3 million for the three months ended June 30, 2004, an increase of $67.9 million, or 124.8%, from the $54.4 million earned in the corresponding period of 2003. The items to reconcile operating income to net income are as follows:

Interest on Long-Term Debt

Interest expense in the three months ended June 30, 2004 was relatively unchanged.

Foreign Exchange Gain (Loss)

The Canadian dollar weakened in relation to the U.S. dollar in the second quarter of 2004, reversing the trend experienced in 2003. Accordingly, we recorded a foreign exchange loss of

Rogers Wireless Communications Inc.	16	Second Quarter 2004

$32.8 million in the three-month period ended June 30, 2004, compared to a gain of $53.5 million in the corresponding period of 2003. The loss was primarily a result of the translation of the U.S. dollar-denominated long-term debt into Canadian dollars at the spot foreign exchange rate on June 30, 2004, due to the discontinuation of accounting for our cross-currency interest rate exchange agreements as hedges on January 1, 2004.

Change in Fair Value of Derivative Instruments

Effective January 1, 2004, in accordance with the CICA Accounting Guideline 13, we determined that we would not treat our derivative instruments, including cross-currency interest rate exchange agreements and forward exchange agreements, as hedges for accounting purposes. This change in accounting policy has been adopted on a prospective basis, as described above and in Note 1 to the Consolidated Financial Statements for the quarter ended June 30, 2004.

Accordingly, we now record the change in the fair value of our derivative instruments in income. For the three months ended June 30, 2004, the change in the fair value of our cross-currency interest rate exchange agreements resulted in a non-cash gain of $15.1 million.

Income Taxes

Income taxes for the three months ended June 30, 2004 and for the corresponding period in 2003 consisted primarily of current income tax expense related to the Federal Large Corporations Tax.

PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

Additions to PP&E, on an accrual basis of accounting, totalled $85.0 million for the three months ended June 30, 2004, a decrease of $13.8 million, or 14.0%, from $98.8 million in the corresponding period in 2003. Network-related PP&E expenditures were $66.9 million compared to $89.6 million in the prior year, and included $47.2 million for capacity expansion of the GSM/GPRS network and transmission, compared to $34.8 million in the second quarter of 2003. The remaining balance of $19.7 million in network-related PP&E expenditures related primarily to technical upgrade projects, operational support systems and the addition of new services. Other PP&E expenditures consisted of $12.3 million for information technology initiatives and $5.8 million for call centres and other facilities and equipment.

EMPLOYEES

We had approximately 2,490 full-time-equivalent employees (FTE) at June 30, 2004, an increase of 130 from 2,360 at December 31, 2003. The increase in the FTE levels was primarily in the areas of collections and customer care.

SIX MONTHS ENDED JUNE 30, 2004

The year-over-year revenue trends for both the first and second quarters continued with network revenue increasing by 19.1% to $1,136.8 million for the six months ended June 30, 2004 as compared to the corresponding period in 2003. The revenue growth was driven by the increase in the postpaid subscriber base and the year-over-year increase in postpaid (voice and data) ARPU, which was up 3.5% to $57.49.

Rogers Wireless Communications Inc.	17	Second Quarter 2004

Operating expenses for the six months ended June 30, 2004 increased by 13.0% to $787.8 million as compared to $696.9 million in the corresponding period of 2003. Operating expenses were modestly higher in the second quarter of 2004 as compared to the first quarter due to higher costs of equipment sales attributable to volume increases in sales and retention, increased sales and marketing costs attributable to increased levels of gross additions, and higher operating, general and administrative expenses related to increased levels of collection costs.

Net income for the six months ended June 30, 2004 was $52.8 million, a decrease from $93.7 million in 2003. This was due to the impact of foreign exchange, which was a loss of $57.2 million in 2004 compared to a gain of $105.8 million in 2003, partially offset by increases in operating income of $134.2 million.

Rogers Wireless Communications Inc.	18	Second Quarter 2004

LIQUIDITY AND CAPITAL RESOURCES

Operations

Cash generated from operations before changes in non-cash working capital items, which is calculated by adding all non-cash items to net income, increased to $193.2 million in the three months ended June 30, 2004, from $129.0 million in the second quarter of 2003. The $64.2 million increase is primarily the result of the increase in operating profit of $64.6 million.

Taking into account the changes in non-cash working capital items for the three months ended June 30, 2004, cash generated from operations increased by $17.9 million to $106.4 million compared to $88.5 million in the corresponding quarter of the previous year.

Cash flow from operations of $106.4 million, together with $6.8 million received from the issuance of Class B Restricted Voting shares under the exercise of employee stock options, resulted in total net funds of approximately $113.2 million raised in the three months ended June 30, 2004.

Net funds used during the three months ended June 30, 2004 totalled approximately $113.9 million, the details of which include:

•	PP&E expenditures of $93.4 million;

•	Net repayments under our bank credit facility of $20.0 million and;

•	Net repayments of capital leases and mortgages of $0.5 million.

Taking into account the cash deficiency of $4.3 million at the beginning of the period, the cash deficiency at the end of the period was $5.0 million.

Financing

Our long-term financial instruments are described in Note 8 to the 2003 Annual Consolidated Financial Statements.

During the six-month period ended June 30, 2004, the following financings and redemptions were completed:

On February 20, 2004, we completed the private placement of US$750.0 million 6.375% Senior Secured Notes due 2014, and on March 26, 2004 we entered into US$750.0 million aggregate notional amount of new cross-currency interest rate exchange agreements. The impact of these cross-currency interest exchange agreements is to economically hedge these amounts at an average exchange rate of C$1.33490 to US$1.00. We used approximately US$734.7 million of the debt issuance proceeds to redeem US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1 million 8.80% Senior Subordinated Notes due 2007, and US$333.2 million 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums. Also on February 20, 2004, we unwound an aggregate of US$333.2 million notional amount of cross-currency interest rate exchange agreements for net cash proceeds of $58.4 million. As a result of these transactions, we recorded a loss on repayment of $2.3 million, including $34.7 million in redemption premiums, a $7.8 million write-off of deferred financing costs, and a $40.2 million gain on the release of the deferred translation gain related to the cross-currency interest rate exchange agreements that were unwound.

Rogers Wireless Communications Inc.	19	Second Quarter 2004

Our bank credit facility, as amended in April 2001, provides a revolving facility of up to $700.0 million, and we also have an operating line of credit that provides for up to $10.0 million. The terms of our bank credit facility generally impose the most restrictive limitations on our operations and activities, as compared to our other debt instruments. The most significant of these restrictions are debt incurrence and maintenance tests based upon certain ratios of debt to adjusted operating profit. We are currently in compliance with all of the covenants under our respective debt instruments, and we expect to remain in compliance with all of these covenants. Based on our most restrictive covenants at June 30, 2004, we could have borrowed approximately $1.96 billion of additional long-term debt, of which $651.5 million could have been borrowed under our bank credit facility.

On April 28, 2004, Standard & Poor’s (S&P) placed the ratings on all of the Rogers companies on “CreditWatch with negative implications” because of AWE’s decision to explore the monetization of its 34% stake in the Company. S&P currently rates the Company on a stand-alone basis which would revert to a consolidated basis if AWE sold its 34% stake. In addition, if a Rogers company purchased AWE’s 34% stake in the Company and there was a material increase in debt as a result, then ratings could be lowered by S&P. The previous rating for the Company’s senior secured debt was BB+ with a positive outlook. The Company has no subordinated debt outstanding. Ratings by Moody’s and Fitch did not change.

We do not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described below.

Rogers Wireless Communications Inc.	20	Second Quarter 2004

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

As a result of the financing activity described above, our consolidated economic hedged position changed as noted below at June 30, 2004 compared to December 31, 2003.

	June 30,		December 31,
(In millions of dollars)	2004		2003
U.S. dollar-denominated long-term debt	US	$1,394.9	US	$1,353.3
Hedged with cross-currency interest rate exchange agreements	US	$1,301.8	US	$885.0
Hedged exchange rate		1.4198		1.4466
Percent hedged		93.3%		65.4%

Effect of cross-currency interest rate exchange agreements:
Converted US $ principal of	US	$1,250.0	US	$500.0
at US $ fixed rate of		7.68%		9.63%
to Cdn $ fixed rate of		8.50%		10.29%
on Cdn $ principal of	Cdn	$1,780.9	Cdn	$779.7
Converted US $ principal of	US	$51.8	US	$385.0
at US $ fixed rate of		9.38%		9.38%
to Cdn $ floating at bankers acceptance plus		2.67%		2.35%
for all-in rate of		4.76%		5.11%
on Cdn $ principal of	Cdn	$67.4	Cdn	$500.5

Amount of long-term debt at fixed rates:
(based on the hedged exchange rate)
Total long-term debt	Cdn	$2,206.0	Cdn	$2,209.6
Total long-term debt at fixed rates	Cdn	$2,090.1	Cdn	$1,571.1
Percent of long-term debt fixed		94.7%		71.1%

Weighted average interest rate on long-term debt		8.50%		8.32%

The long-term weighted average interest rate increased by 18 basis points from December 31, 2003 year end largely due to the fact that the percentage of long-term debt at fixed interest rates increased during the six month period by $519 million from 71.1% to 94.7%. As a result, even though a significant portion of long-term debt was refinanced at lower fixed rates during the six month period ended June 30, 2004, since there was less (lower interest rate) floating rate debt outstanding at June 30, 2004, the weighted average interest rate of consolidated long-term debt increased by 18 basis points.

As discussed in “New Accounting Standards - Accounting for Derivative Instruments”, effective July 1, 2004, the Company will account for 95.3% of our cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 88.9% of U.S. dollar-denominated debt will be hedged for accounting purposes versus 93.3% on an economic basis.

Rogers Wireless Communications Inc.	21	Second Quarter 2004

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

Summary of Charges From (To) Related Parties

The following table provides a summary of significant charges from (to) related parties, which have been accounted for at exchange amounts:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2004	2003	2004	2003
RCI:
Management fees	$2,919	$2,834	$5,838	$5,668
Wireless services	(282)	(149)	(609)	(602)
Rent income	(1,826)	(2,158)	(3,657)	(3,975)
Cost of shared operating expenses	47,081	45,618	99,282	92,826
Additions to PP&E (1)	4,949	2,814	7,830	6,135

	52,841	48,959	108,684	100,052
Cable:
Wireless products and services for resale	(5,218)	(3,060)	(7,014)	(5,527)
Subscriber activation commissions	3,705	1,916	8,501	4,357
Rent income	(1,013)	(929)	(2,024)	(1,831)
Wireless services	(769)	(491)	(1,642)	(887)
Transmission facilities usage	110	110	220	220
Consolidated billing services	(588)	(348)	(1,164)	(634)

	(3,773)	(2,802)	(3,123)	(4,302)
Rogers Media Inc.:
Advertising	780	1,248	1,426	1,572
Rent income	(2,873)	(2,703)	(5,747)	(3,303)
Wireless services	(191)	(53)	(342)	(104)

	(2,284)	(1,508)	(4,663)	(1,835)
AWE:
Roaming revenue	(3,771)	(2,714)	(6,274)	(5,689)
Roaming expense	2,990	3,484	6,430	7,787
Over-the-air activation services	(15)	27	31	173

	(796)	797	187	2,271

	$45,988	$45,446	$101,085	$96,186

(1)	Additions to PP&E relate primarily to expenditures on information technology infrastructure and call centre technologies.

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and RCI. During the three and six months ended June 30, 2004 the total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance coverage aggregated $0.5 million and $0.8 million, respectively (three and six months ended June 30, 2003: $0.5 million and $0.8 million, respectively) and for interest charges and other financing costs aggregated $1.9 million and $4.5 million, respectively (2003: $4.2 million and $7.3 million, respectively).

Rogers Wireless Communications Inc.	22	Second Quarter 2004

OUTSTANDING SHARE DATA

Set out below is the outstanding share data for our company as at June 30, 2004. For additional detail, see Note 3 to the Consolidated Financial Statements attached herein.

Common Shares
Class A Multiple Voting	90,468,259
Class B Restricted Voting	52,335,707
Options to Purchase Class B Restricted Shares
Issued and Outstanding	3,295,718
Exercisable	1,590,743

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2003 Annual MD&A, and are further discussed in the Notes to our 2003 Annual Consolidated Financial Statements. There have been no significant changes to our contractual obligations since December 31, 2003.

GUIDANCE

We are revising certain elements of our 2004 annual guidance that were initially provided on January 5, 2004.

Our network revenue guidance for the full year of 2004 is revised upward from the range of $2,240 million to $2,280 million to a range of $2,360 million to $2,400 million, reflecting the strength in postpaid voice and data net additions and favourable trends in data and roaming revenues.

Our operating profit (after management fees) guidance for the full year of 2004 is revised upward from the range of $810 million to $835 million to a range of $905 million to $930 million, reflecting the strength in network revenue.

Other previously issued guidance ranges for 2004 remain unchanged.

Rogers Wireless Communications Inc.	23	Second Quarter 2004

Quarterly Summary

	2004			2003
(In thousands of dollars)	Q1	Q2	YTD04	Q1	Q2	Q3	Q4	FY03
Income Statement
Operating revenue(1)
Postpaid (voice and data)	$513,077	$560,852	$1,073,929	$432,834	$464,582	$510,908	$502,749	$1,911,073
Prepaid	24,566	25,632	50,198	21,121	21,720	21,172	27,242	91,255
One-way messaging	6,386	6,293	12,679	7,432	6,876	6,815	6,442	27,565

Network revenue	544,029	592,777	1,136,806	461,387	493,178	538,895	536,433	2,029,893
Equipment sales	48,812	63,143	111,955	35,731	39,284	49,720	53,166	177,901

Total operating revenue	592,841	655,920	1,248,761	497,118	532,462	588,615	589,599	2,207,794
Operating expenses(1)
Cost of equipment sales	91,241	114,611	205,852	73,638	83,761	94,610	128,762	380,771
Sales and marketing expenses	86,627	90,215	176,842	82,846	82,007	85,233	111,912	361,998
Operating, general and administrative expenses	195,329	204,011	399,340	184,824	184,148	186,477	182,004	737,453
Management fees	2,919	2,919	5,838	2,834	2,834	2,834	2,834	11,336

Total operating expenses	376,116	411,756	787,872	344,142	352,750	369,154	425,512	1,491,558
Operating profit(2)	216,725	244,164	460,889	152,976	179,712	219,461	164,087	716,236

Change in estimate of sales tax and CRTC contribution liabilities	—	—	—	—	—	—	—	—
Depreciation and amortization	116,498	121,885	238,383	119,124	125,232	129,069	145,174	518,599

Operating income	100,227	122,279	222,506	33,852	54,480	90,392	18,913	197,637
Interest on long-term debt	55,356	49,436	104,792	48,008	49,601	49,339	46,558	193,506
Foreign exchange gain (loss)	(24,376)	(32,776)	(57,152)	52,289	53,483	2,008	27,462	135,242
Change in fair value of derivative instruments	(18,900)	15,060	(3,840)	—	—	—	—	—
Gain (loss) on repayment of debt	(2,313)	—	(2,313)	—	—	—	—	—
Other income (expense)	1,037	18	1,055	(124)	134	851	—	861
Income tax expense	(1,324)	(1,322)	(2,646)	(1,378)	(1,378)	(1,171)	1,534	(2,393)

Net income (loss) for the period	$(1,005)	$53,823	$52,818	$36,631	$57,118	$42,741	$1,351	$137,841

Net income (loss) per share -
Basic	$(0.01)	$0.38	$0.37	$0.26	$0.40	$0.30	$0.01	$0.97
Diluted	(0.01)	0.37	0.37	0.26	0.40	0.30	0.01	0.97
Operating profit margin as % of network revenue	39.8%	41.2%	40.5%	33.2%	36.4%	40.7%	30.6%	35.3%
PP&E expenditures(3)	130,887	84,992	215,879	77,693	98,793	116,379	119,068	411,933
Property, plant and equipment	2,314,820	2,279,391	2,279,391	2,333,578	2,311,014	2,302,200	2,299,919	2,299,919
Total assets	3,138,008	3,144,075	3,144,075	3,117,942	3,109,691	3,140,001	3,107,343	3,107,343
Total long-term debt, including current portion	2,082,087	2,094,117	2,094,117	2,362,282	2,309,708	2,199,321	2,209,603	2,209,603
Shareholders’ equity	455,587	516,999	516,999	337,596	395,421	439,013	443,080	443,080
Wireless (voice and data) subscribers	3,843,200	3,925,800	3,925,800	3,458,300	3,501,600	3,616,700	3,789,400	3,789,400
One-way subscribers	231,300	221,300	221,300	289,100	273,200	258,400	241,300	241,300

	2002
(In thousands of dollars)	Q1	Q2	Q3	Q4	FY02
Income Statement
Operating revenue(1)
Postpaid (voice and data)	$372,413	$401,116	$425,193	$429,373	$1,628,095
Prepaid	20,625	22,419	26,869	21,238	91,151
One-way messaging	9,067	9,016	8,851	8,304	35,238

Network revenue	402,105	432,551	460,913	458,915	1,754,484
Equipment sales	12,519	28,467	51,958	44,086	137,030

Total operating revenue	414,624	461,018	512,871	503,001	1,891,514
Operating expenses(1)
Cost of equipment sales	50,397	68,298	82,266	95,833	296,794
Sales and marketing expenses	66,824	72,994	85,712	103,354	328,884
Operating, general and administrative expenses	186,552	186,945	183,987	180,665	738,149
Management fees	2,752	2,751	2,752	2,751	11,006

Total operating expenses	306,525	330,988	354,717	382,603	1,374,833
Operating profit(2)	108,099	130,030	158,154	120,398	516,681

Change in estimate of sales tax and CRTC contribution liabilities	(12,331)	—	—	—	(12,331)
Depreciation and amortization	109,528	110,802	116,646	120,157	457,133

Operating income	10,902	19,228	41,508	241	71,879
Interest on long-term debt	47,390	48,008	50,105	49,647	195,150
Foreign exchange gain (loss)	(441)	30,938	(27,182)	3,095	6,410
Change in fair value of derivative instruments	—	—	—	—	—
Gain (loss) on repayment of debt	—	—	22,759	8,238	30,997
Other income (expense)	77	1	4	335	417
Income tax expense	(1,576)	(1,426)	(1,127)	(1,129)	(5,258)

Net income (loss) for the period	$(38,428)	$733	$(14,143)	$(38,867)	$(90,705)

Net income (loss) per share -
Basic	$(0.27)	$—	$(0.10)	$(0.27)	$(0.64)
Diluted	(0.27)	—	(0.10)	(0.27)	(0.64)
Operating profit margin as % of network revenue	26.9%	30.1%	34.3%	26.2%	29.4%
PP&E expenditures(3)	101,195	149,036	126,016	188,305	564,552
Property, plant and equipment	2,246,546	2,287,385	2,299,109	2,371,133	2,371,133
Total assets	3,053,932	3,052,364	3,059,756	3,185,004	3,185,004
Total long-term debt, including current portion	2,267,917	2,358,443	2,254,038	2,360,075	2,360,075
Shareholders’ equity	351,301	352,385	338,815	300,456	300,456
Wireless (voice and data) subscribers	3,097,100	3,164,500	3,256,900	3,408,000	3,408,000
One-way subscribers	348,800	333,300	316,600	302,300	302,300

(1)	Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and classification of certain items as revenue or expense. See the “New Accounting Standards - Revenue Recognition” section for further details with respect to the impact of this reclassification. All prior periods presented above are prepared on a consistent basis.

(2)	Operating profit should not be considered as a subsitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation to Net Income (Loss)” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP; and the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

(3)	Addition to property, plant and equipment as stated on the accrual basis. See the “Key Performance Indicators and Non-GAAP Measures - Property, Plant and Equipment Expenditures” section.

Rogers Wireless Communications Inc.	24	Second Quarter 2004

Rogers Wireless Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars except per share amounts)	2004	2003	2004	2003
Revenue (Note 1(d)):
Postpaid (voice and data)	$560,852	$464,582	$1,073,929	$897,416
Prepaid	25,632	21,720	50,198	42,841
One-way messaging	6,293	6,876	12,679	14,308

Network revenue	592,777	493,178	1,136,806	954,565
Equipment sales	63,143	39,284	111,955	75,015

Total operating revenue	655,920	532,462	1,248,761	1,029,580
Operating expenses:
Cost of equipment sales (Note 1 (d))	114,611	83,761	205,852	157,399
Sales and marketing expenses (Note 1 (d))	90,215	82,007	176,842	164,853
Operating, general and administrative expenses (Note 1 (d))	204,011	184,148	399,340	368,972
Management fees	2,919	2,834	5,838	5,668
Depreciation and amortization	121,885	125,232	238,383	244,356

Operating income	122,279	54,480	222,506	88,332
Interest on long-term debt	49,436	49,601	104,792	97,609

	72,843	4,879	117,714	(9,277)
Foreign exchange gain (loss)	(32,776)	53,483	(57,152)	105,772
Change in the fair value of derivative instruments	15,060	—	(3,840)	—
Loss on repayment of long-term debt	—	—	(2,313)	—
Investment and other income	18	134	1,055	10

Income before income taxes	55,145	58,496	55,464	96,505
Income tax expense - current	1,322	1,378	2,646	2,756

Net income for the period	$53,823	$57,118	$52,818	$93,749

Earnings per share (Note 4)
Basic	$0.38	$0.40	$0.37	$0.66
Diluted	0.37	0.40	0.37	0.66

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Communications Inc.	25	Second Quarter 2004

Rogers Wireless Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2004	2003	2004	2003
Cash provided by (used in):
Operating activities:
Net income for the period	$53,823	$57,118	$52,818	$93,749
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	121,885	125,232	238,383	244,356
Unrealized foreign exchange loss (gain)	32,533	(53,381)	55,600	(105,030)
Change in the fair value of derivative instruments	(15,060)	—	3,840	—
Loss on repayment of long-term debt	—	—	2,313	—

	193,181	128,969	352,954	233,075
Change in non-cash working capital items (Notes 1(a) and 7)	(86,791)	(40,456)	(138,048)	(41,026)

	106,390	88,513	214,906	192,049
Financing activities:
Issuance of long-term debt	204,000	163,000	1,372,500	358,000
Repayment of long-term debt	(224,503)	(162,193)	(1,407,122)	(303,337)
Proceeds on termination of cross-currency interest rate exchange agreements	—	—	58,416	—
Premium on repayment of long-term debt	—	—	(34,713)	—
Financing costs incurred	—	—	(10,904)	—
Issuance of capital stock	6,745	707	18,982	1,216

	(13,758)	1,514	(2,841)	55,879
Investing activities:
Property, plant and equipment expenditures (Notes 1(a) and 7)	(93,399)	(83,256)	(206,954)	(254,267)
Acquisition of spectrum licences	—	—	(5,913)	—

	(93,399)	(83,256)	(212,867)	(254,267)

Increase (decrease) in cash	(767)	6,771	(802)	(6,339)
Cash (deficiency), beginning of period	(4,268)	(3,042)	(4,233)	10,068

Cash (deficiency), end of period	$(5,035)	$3,729	$(5,035)	$3,729

Cash (deficiency) is defined as cash and cash equivalents which have an original maturity of less than 90 days, less bank advances.

For supplemental cash flow information see Note 7.

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Communications Inc.	26	Second Quarter 2004

Rogers Wireless Communications Inc.
Unaudited Consolidated Balance Sheets

	June 30,	December 31,
(In thousands of dollars)	2004	2003
Assets
Current assets
Accounts receivable	$349,343	$325,210
Other current assets	62,255	38,619
Due from parent and affiliated companies (Note 8)	238	—

	411,836	363,829
Property, plant and equipment	2,279,391	2,299,919
Spectrum licences	402,737	396,824
Goodwill	7,058	7,058
Deferred charges	41,828	38,163
Other long-term assets	1,225	1,550

	$3,144,075	$3,107,343

Liabilities and Shareholders’ Equity
Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$5,035	$4,233
Accounts payable and accrued liabilities	315,639	396,652
Current portion of long-term debt	1,565	2,378
Due to parent and affiliated companies (Note 8)	—	47
Unearned revenue	32,003	34,503

	354,242	437,813
Long-term debt (Note 2)	2,092,552	2,207,225
Fair value of derivative instruments	180,282	—
Deferred gain	—	19,225

	2,627,076	2,664,263
Shareholders’ equity (Note 3)	516,999	443,080

	$3,144,075	$3,107,343

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Communications Inc.	27	Second Quarter 2004

Rogers Wireless Communications Inc.
Unaudited Consolidated Statements of Deficit

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
(In thousands of dollars)	2004	2003
Deficit, beginning of period	$(1,444,889)	$(1,582,730)
Adjustment for stock-based compensation (Note 1(c))	(2,251)	—

As restated	(1,447,140)	(1,582,730)
Net income for the period	52,818	93,749

Deficit, end of period	$(1,394,322)	$(1,488,981)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Communications Inc.	28	Second Quarter 2004

Rogers Wireless Communications Inc.
Notes to Unaudited Consolidated Financial Statements
Three and Six Months Ended June 30, 2004 and 2003

These interim unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (GAAP). They should be read in conjunction with the audited Annual Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2003.

1. Basis of Presentation and Accounting Policies:

The interim Consolidated Financial Statements include the accounts of Rogers Wireless Communications Inc. and its subsidiaries (collectively “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited Consolidated Financial Statements.

These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements with the exception of the following policies adopted in the six months ended June 30, 2004:

a)	GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (CICA) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

The Company has reviewed this new standard, and as a result has adopted a classified balance sheet presentation since it believes the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within the Consolidated Statements of Cash Flows, the Company has reclassified the change in non-cash working capital items related to PP&E, to PP&E expenditures under investing activities. This change had the impact of increasing PP&E expenditures on the Statements of Cash Flows, compared to the previous method, by $8.4 million and decreasing PP&E expenditures by $15.5 million in the three months ended June 30, 2004 and 2003, respectively. For the six months ended June 30, 2004, PP&E expenditures on the Statements of Cash Flows decreased by $8.9 million and for the six months ended June 30, 2003 this change had the impact of increasing PP&E expenditures on the Statements of Cash Flows by $77.8 million. In all periods, the corresponding change was to non-cash working capital items within operating activities.

Rogers Wireless Communications Inc.	29	Second Quarter 2004

b)	Hedging Relationships

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (AcG-13), and in November 2002, the CICA amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company determined that it would not treat its derivative instruments, including cross-currency interest rate exchange agreements and forward foreign exchange agreements, as hedges for accounting purposes.

As a result, the Company has adjusted the carrying value of these instruments from $136.5 million at December 31, 2003 to the fair value of $120.4 million on January 1, 2004. The corresponding adjustment of $16.1 million has been deferred and will be amortized into income over the remaining life of the underlying debt instruments.

Effective July 1, 2004, the Company determined that on a prospective basis, it will treat certain designated cross-currency interest rate exchange agreements as hedges of specific debt instruments and will account for these in accordance with AcG-13. A transitional liability arising on the change from marked-to-market accounting to hedge accounting of $53.9 million will be amortized to income over the shorter of the remaining life of the debt and the term of the swaps. The impact of this change will be to reduce amortization expense by $2.0 million for the remainder of 2004.

c)	Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires the Company to determine the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, the Company determined the fair value of stock options granted to employees since January 1, 2002, using the Black-Scholes Option Pricing model and recorded an adjustment to opening retained earnings in the amount of $2.3 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in contributed surplus. Stock-based compensation expense for the three and six months ended June 30, 2004 was $0.9 million and $2.1 million, respectively.

d)	Revenue Recognition

Effective January 1, 2004, the Company adopted new Canadian accounting standards, including the CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and classification of revenue and expenses have been made:

•	Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•	Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a

Rogers Wireless Communications Inc.	30	Second Quarter 2004

reduction to sales expense in the case of a new subscriber, or as a reduction to operating, general and administrative expense in the case of an existing subscriber.

•	Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as a sales expense in the case of a new subscriber, or as an operating, general and administrative expense in the case of an existing subscriber. Costs for equipment provided under retention programs to existing subscribers are now recorded as equipment cost of sales. Previously, these amounts were recorded as operating, general and administrative expenses.

•	Certain other recoveries from subscribers related to collections activities are now recorded as network revenue rather than as a recovery of operating, general and administrative expenses.

As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

	Three Months Ended June 30,				Six Months Ended June 30,
	2004		2003		2004		2003
	After	Prior to	After	Prior to	After	Prior to	After	Prior To
(In millions of dollars)	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Network revenue	$592.8	$594.1	$493.2	$495.4	$1,136.8	$1,140.5	$954.6	$958.4
Equipment sales	63.2	68.8	39.3	52.5	112.0	121.8	75.0	99.4

	$656.0	$662.9	$532.5	$547.9	$1,248.8	$1,262.3	$1,029.6	$1,057.8

Cost of equipment sales	$114.7	$68.4	$83.8	$54.0	$205.9	$120.3	$157.4	$102.4
Sales and marketing expenses	90.2	127.8	82.1	115.9	176.8	246.6	164.9	228.8
Operating, general and administrative expenses	203.9	219.5	184.1	195.4	399.3	428.6	368.9	388.2

Operating profit	$244.2	$244.2	$179.7	$179.7	$460.9	$460.9	$332.7	$332.7

This change in accounting classification had no effect on the amounts of reported operating income, net income (loss) or earnings (loss) per share. All prior period amounts have been conformed to reflect these changes in classification.

Rogers Wireless Communications Inc.	31	Second Quarter 2004

2. Long-term debt:

		June 30,	December 31,
(In thousands of dollars)		2004	2003
(i) Bank credit facility	Floating	$48,500	$138,000
(ii) Senior Secured Notes, due 2006	10-1/2%	160,000	160,000
(iii) Senior Secured Notes, due 2007	8.30%	—	253,453
(iv) Senior Secured Debentures, due 2008	9-3/8%	—	430,589
(v) Senior Secured Notes, due 2014	6-3/8%	1,000,350	—
(vi) Senior Secured Notes, due 2011	9-5/8%	653,562	633,276
(vii) Senior Secured Debentures, due 2016	9-3/4%	206,606	200,193
(viii) Senior Subordinated Notes, due 2007	8.80%	—	231,443
(ix) Mortgage payable and capital leases	Various	25,099	26,185

		2,094,117	2,073,139
Current portion of long-term debt		(1,565)	(2,378)

		2,092,552	2,070,761
Effect of cross-currency interest rate exchange agreements		—	136,464

		$2,092,552	$2,207,225

Issued:

In February 2004, the Company issued US$750.0 million 6.375% Senior Secured Notes due 2014.

On February 20, 2004, the Company entered into US$750.0 million notional amount of cross-currency interest rate exchange agreements to reduce the Company’s exposure to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar. The impact of these cross-currency interest exchange agreements is to economically hedge these amounts at an average exchange rate of C$1.33490 to US$1.00.

Redeemed:

On February 20, 2004, the Company unwound US$333.2 million of cross-currency interest rate exchange agreements for cash proceeds of $58.4 million.

On March 26, 2004, the Company redeemed its US$196.1 million Senior Secured Notes, US$179.1 million Senior Subordinated Notes, and US$333.2 million Senior Secured Debentures for an aggregate of US$734.7 million, including payment of redemption premiums. This resulted in a loss on the repayment of long-term debt of $2.3 million, which included redemption premiums of $34.7 million, the write-off of deferred financing costs of $7.8 million, and a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound during the quarter which were previously treated as effective hedges prior to our adoption of new rules with respect to Hedging Relationships as discussed in Note 1(b).

Rogers Wireless Communications Inc.	32	Second Quarter 2004

As indicated in Note 1(b), the Company determined that it would not account for derivative instruments, including cross-currency interest rate exchange agreements as effective hedges for accounting purposes. Accordingly, effective January 1, 2004, the Company records the fair value of these instruments as a separate component of the balance sheet. As a result, the effect of the cross-currency interest rate exchange agreements is no longer recorded as a component of long-term debt. At June 30, 2004, the fair value of derivative instruments is a liability of $180.3 million and is disclosed as a separate component of the balance sheet.

3. Shareholders’ equity:

	June 30,	December 31,
(In thousands of dollars)	2004	2003
Capital stock:
Issued and outstanding-
90,468,259 Class A Multiple Voting shares	$962,661	$962,661
52,335,707 Class B Restricted Voting shares
(2003 - 51,430,178)	944,290	925,308

	1,906,951	1,887,969
Contributed surplus	4,370	—

	1,911,321	1,887,969
Deficit	(1,394,322)	(1,444,889)

	$516,999	$443,080

i.	During the six months ended June 30, 2004, the Company issued 905,529 Class B Restricted Voting shares to employees upon the exercise of employee stock options for cash of $19.0 million.

ii.	Stock-based compensation:

On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening retained earnings of $2.3 million for stock options granted to employees after January 1, 2002 (Note 1(c)).

During the six months ended June 30, 2004, the Company recorded compensation expense of $2.1 million related to stock options granted to employees on or after January 1, 2002.

As a result of the above transactions, $4.4 million was recorded in contributed surplus.

Based on stock options issued subsequent to January 1, 2002, the stock-based compensation expense for the six months ended June 30, 2003 would have been $0.7 million, and pro forma net income for the six months ended June 30, 2003 would have been $93.0 million or $0.66 per share (basic and diluted).

There were no options granted by the Company for the six months ended June 30, 2004. The weighted average estimated fair value at the date of the grant for the options granted by the Company for the six months ended June 30, 2003 was $10.59 per share. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following assumptions:

Rogers Wireless Communications Inc.	33	Second Quarter 2004

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003
Risk-free interest rate	—	4.66%	—	4.66%
Dividend yield	—	—	—	—
Volatility factor of the future expected market price of the Company’s Class B Restricted Voting Shares	—	56.14%	—	56.14%
Weighted average expected life of the options	—	5 years	—	5 years

     4. Earnings per share:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands, except per share amounts)	2004	2003	2004	2003
Numerator:
Net income for the period - basic and diluted	$53,823	$57,118	$52,818	$93,749
Denominator:
Weighted average number of shares - basic	142,627	141,746	142,466	141,743
Effect of dilutive securities:
Employee stock options	1,123	243	1,106	123

Weighted average number of shares - diluted	143,750	141,989	143,572	141,866
Earnings per share for the period:
Basic	$0.38	$0.40	$0.37	$0.66
Diluted	0.37	0.40	0.37	0.66

5. Pensions:

For the three and six months ended June 30, 2004, the Company has made required contributions to the RCI pension plan in the amount of $2.2 million and $3.0 million (2003: $1.5 million and $3.0 million) respectively, resulting in pension expense of the same amount. In addition, the Company recorded expense of $0.3 million and $0.7 million (2003: nil) for the three and six months ended June 30, 2004, respectively, related to supplemental executive retirement plans that are unfunded.

6. Employee Share Accumulation Plan:

Effective the first quarter of 2004, the Company launched an employee share accumulation program that allows employees to voluntarily participate in a share purchase program. Under the terms of the program, employees of the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The administrator of the plan then purchases Class B Restricted Voting shares of the Company on the open market on behalf of the employee.

At the end of each quarter, the Company makes a contribution of 25% of the employee’s contribution in the quarter. The administrator then uses this amount to purchase additional shares of the Company on behalf of the employee, as outlined above.

The Company records its contribution as compensation expense, which amounted to $0.1 million for each of the three and six months ended June 30, 2004.

Rogers Wireless Communications Inc.	34	Second Quarter 2004

7. Consolidated Statement of Cash Flows — Supplemental Information:

The change in non-cash working capital items are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2004	2003	2004	2003
Decrease (increase) in accounts receivable	$(39,455)	$(1,505)	$(7,168)	$19,716
Decrease (increase) in other assets	(36,083)	7,834	(23,311)	(19,390)
Increase (decrease) in accounts payable and accrued liabilities	(7,475)	(34,571)	(104,784)	(23,870)
Decrease in unearned revenue	(1,336)	(12,594)	(2,500)	(13,454)
Increase (decrease) in amounts due to (from) affiliated companies, net	(2,442)	380	(285)	(4,028)

	$(86,791)	$(40,456)	$(138,048)	$(41,026)

The reconciliation of PP&E additions to PP&E expenditures is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2004	2003	2004	2003
Additions to PP&E on the accrual basis	$(84,992)	$(98,793)	$(215,879)	$(176,486)
Change in non-cash working capital items related to PP&E	(8,407)	15,537	8,925	(77,781)

PP&E expenditures	$(93,399)	$(83,256)	$(206,954)	$(254,267)

Supplemental cash flow information:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2004	2003	2004	2003
Interest paid	$58,922	$96,699	$90,503	$99,867
Income taxes paid	1,596	1,477	3,293	3,255

8. Related Party Transactions:

The amounts due from (to) RCI and its subsidiaries and AWE comprise the following:

	June 30,	December 31,
(In thousands of dollars)	2004	2003
RCI	$809	$(24)
Rogers Cable Inc. (“Cable”)	128	(137)
AWE	(699)	114

	$238	$(47)

The above amounts reflect intercompany charges for capital and operating expenditures and management fees, and are short-term in nature.

Rogers Wireless Communications Inc.	35	Second Quarter 2004

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2004	2003	2004	2003
RCI:
Management fees	$2,919	$2,834	$5,838	$5,668
Wireless services	(282)	(149)	(609)	(602)
Rent income	(1,826)	(2,158)	(3,657)	(3,975)
Cost of shared operating expenses	47,081	45,618	99,282	92,826
Additions to PP&E (1)	4,949	2,814	7,830	6,135

	52,841	48,959	108,684	100,052
Cable:
Wireless products and services for resale	(5,218)	(3,060)	(7,014)	(5,527)
Subscriber activation commissions	3,705	1,916	8,501	4,357
Rent income	(1,013)	(929)	(2,024)	(1,831)
Wireless services	(769)	(491)	(1,642)	(887)
Transmission facilities usage	110	110	220	220
Consolidated billing services	(588)	(348)	(1,164)	(634)

	(3,773)	(2,802)	(3,123)	(4,302)
Rogers Media Inc.:
Advertising	780	1,248	1,426	1,572
Rent income	(2,873)	(2,703)	(5,747)	(3,303)
Wireless services	(191)	(53)	(342)	(104)

	(2,284)	(1,508)	(4,663)	(1,835)
AWE:
Roaming revenue	(3,771)	(2,714)	(6,274)	(5,689)
Roaming expense	2,990	3,484	6,430	7,787
Over-the-air activation services	(15)	27	31	173

	(796)	797	187	2,271

	$45,988	$45,446	$101,085	$96,186

(1)	Additions to PP&E relate primarily to expenditures on information technology infrastructure and call centre technologies.

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and RCI. During the three and six months ended June 30, 2004 the total amounts paid by the Company to these related parties for legal services and commissions paid on premiums for insurance coverage aggregated $0.5 million and $0.8 million, respectively (three and six months ended June 30, 2003: $0.5 million and $0.8 million, respectively) and for interest charges and other financing fees aggregated $1.9 million and $4.5 million, respectively (2003: $4.2 million and $7.3 million, respectively).

9. Subsequent Event:

On April 28, the Company received notice from AT&T Wireless Services, Inc. (AWE) of their intent to explore options to monetize their 34% stake in Rogers Wireless. On May 20, 2004, the exclusive 21-day negotiation period (as defined under a August 1999 shareholders’ agreement between Rogers and AWE for the AWE stake) ended without an agreement on price and a 60 day period began during which AWE was permitted to attempt to sell its Rogers Wireless shares to third parties. On July 19, 2004, the Company announced that the disposition process had expired and that AT&T Wireless had not sold its Rogers Wireless stake. Future initiatives by AT&T Wireless to sell their 34% stake would require they restart the disposition process as outlined under the terms of the shareholders’ agreement between the companies.

Rogers Wireless Communications Inc.	36	Second Quarter 2004

About the Company:

Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) operates Canada’s largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The Company has approximately 4.1 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is approximately 55% owned by Rogers Communications Inc. and 34% owned by AT&T Wireless Services, Inc.

For Further Information (Investment Community):

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com

Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

For Further Information (Media):

Heather Armstrong, 416.935.6379, heather.armstrong@rci.rogers.com

Quarterly Investment Community Conference Call:

As previously announced, a live Webcast of the quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 10:00 a.m. ET on July 21, 2004. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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Rogers Wireless Communications Inc.	37	Second Quarter 2004